JESSICA NGUYEN LAW	2312 Park Avenue #158 Tustin, California 92782 714-234-4982 jessica@jessicanguyenlaw.com

Ms. Pamela Long

Assistant Director

Mr. Chris Ronne

Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Allegro Beauty Products, Inc.: Response to Comment Letter Dated December 7, 2016 Regarding Registration Statement on Form S-1 Filed November 10, 2016 (SEC File Number 333-214549)

Dear Ms. Long and Mr. Ronne:

This firm represents Allegro Beauty Products, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter. We write this letter on behalf of the Company in response to your December 7, 2016 letter on behalf of the United States Securities and Exchange Commission (the “Commission”). Based on your comments and current operational status of the Company, the Company has concurrently filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”).

The Company’s sequential response to the comments of the Commission are set forth below:

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933. In this regard, we note the following:

•

You state in your disclosure that you are a development stage company;

•

Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months;

•

Since formation, you have generated no revenues and you have limited assets;

•

You are issuing penny stock; and,

•

You have received a going concern opinion from your independent public accountant.

These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933. Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe you are not a blank check company.

The Company is not a “blank check” company as defined by Rule 419 of Regulation C under the Securities Act of 1933 (“Rule 419”).

Rule 419 defines a “blank check company” as “a company that:

a.

Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

b.

Is issuing “penny stock,” as defined in Rule 3a51-1 (17 CFR 240.3a51-1) under the Securities Exchange Act of 1934 (“Exchange Act”).” (Emphasis added).

The Company has a specific business plan and purpose as outlined in numerous sections throughout its Form S-1 centered on the development, manufacture, marketing and sale of a line of hair-care products based on a proprietary formula that has already been defined. The Company’s business plan clearly lays out the strategies, costs and timeline associated with achieving the Company’s goals and objectives. As disclosed in the Company’s Form S-1, the Company and its management are active in the implementation of, and the deployment of its business plan and operations; the Company has had active operations even prior to its date of incorporation on March 31, 2016. During the many months prior to the Company’s incorporation date and continuing to present day, the Company’s two outside consultants, both hair-care and product development professionals, Mr. Eric David and Ms. AC Jones worked alongside the Company’s CEO in the following ways:

United States Securities and Exchange Commission

March 9, 2017

(i)

assessing the feasibility of the Company’s hair-care product line;

(ii)

assisting with business development;

(iii)

reporting industry developments which may be relevant or of interest and concern to the Company and its management;

(iv)

development of, mapping of, and the execution of strategic planning issues; and

(v)

product placement, packaging, retail and wholesale program development, and direct to consumer sales program.

The Company and its management continue to work through the complicated processes and procedures associated with its business operations to expand the scope and viability of its hair-care system, with the goal of producing revenues for its investors.

It is relatively common for a company, especially in the first few years of a company’s life, to have no revenues and limited assets. One of the purposes in pursuing the offering is to gain financing to allow the Company to further develop its business so that the Company can generate revenue and increase its asset base. As a result, the Company does not believe it is a “blank check company”.

2. We note your statement on page 5 that you believe you are not a shell company. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise your registration statement throughout to disclose that you are a shell company or provide us with a detailed legal analysis explaining why you would not qualify as such. Refer to Securities Act Rule 405 and SEC Release 33-8869 (Dec. 6, 2007).

The Company is not a “shell company” as defined by Rule 405 of Regulation C under the Securities Act of 1933 (“Rule 405”).

Rule 405 defines a “shell company” as a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB ( § 229.1101(b) of this chapter), that has:

a.

 No or nominal operations; and

b.

Either:

(1)

 No or nominal assets;

(2)

Assets consisting solely of cash and cash equivalents; or

(3)

Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Commission intentionally avoids defining the term “nominal” as explained in SEC Release No. 33-8587 in which the Commission adopts the definition of a “shell company”. In other words, the SEC does not set a quantitative threshold that an entity would need to meet to qualify as a “shell company”. The SEC states in its release:

“We have considered the comment that a quantitative threshold would improve the definition of a shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of ‘nominal’ in the definition of a ‘shell company’ is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.”

Therefore, it appears that the analysis of what is “nominal” is very subjective and based upon the facts and circumstances of each individual case.

United States Securities and Exchange Commission

March 9, 2017

The Company believes its operations are significantly more than nominal. The Company has been actively working towards fulfilling its core business objectives, including, but not limited to, meeting with professional advisors, manufacturers, and haircare and beauty product distributors, both locally and nationally, in anticipation of expanding operations. As disclosed in its interim financial statements filed with the Amendment, the Company continues to incur expenses for its product development utilizing. To date, the Company’s operational cost for such services rendered has been more in excess of $20,000. This rather reasonable cost to date results from the Company’s strict adherence to cost control strategies. The Company arguable could have spent five to ten times this amount, however, the Company’s president and founder manages operations with a strong emphasis on cost control. The Company respectfully submits that its operations are more than “nominal”.

The Company believes it could instead be classified as a “start-up” company. The Commission explicitly differentiates a “shell company” from a “start-up company” in Footnote 172 to SEC Release No. 33-8869. Such release states:

“Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”

The Company merely has a limited operating history and as time passes and operations evolve, the Company will have a fuller operating history.

3. Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable.

The Company included updated interim financial statements for the period ending December 31, 2016 and revised its disclosure pursuant to Comment #3. Please refer to the registration statement filed concurrently herewith as the Amendment.

Inside Front Cover Page

4. Please relocate your table of contents to immediately follow the cover page. See Item 502(a) of Regulations S-K.

The Company relocated its table of contents pursuant to Comment #4. Please refer to the registration statement filed concurrently herewith as the Amendment.

The Offering, page 5

5. Please indicate when and pursuant to what criteria your fund retention agent will release funds from the IOLTA Account.

The Company revised its disclosure pursuant to Comment #5. Please refer to the registration statement filed concurrently herewith as the Amendment.

Risk Factors, page 7

General

6. We note that your attorney is also serving as your escrow agent. Please consider adding a risk factor that alerts investors to any potential conflict of interest regarding this relationship and the fact that your escrow agent is not an independent third party.

The Company revised its disclosure with respect to Comment #6. Please refer to the registration statement filed concurrently herewith as the Amendment.

7. We note your disclosure that Ms. Chardi only devotes a few hours per week to your business and is currently involved in several other unrelated businesses. Please include an appropriate risk factor related to Ms. Chardi’s limited time commitment to your business.

The Company revised Risk Factor #2 pursuant to Comment #7. Please refer to the registration statement filed concurrently herewith as the Amendment.

United States Securities and Exchange Commission

March 9, 2017

8. Please disclose that your Ms. Chardi does not have any prior experience conducting best efforts offerings, if applicable, along with the associated risks.

The Company revised its disclosure pursuant to Comment #8. Please refer to the registration statement filed concurrently herewith as the Amendment.

9. If applicable, please include a risk factor stating that investors cannot withdraw funds once invested in this offering including a discussion of the associated risks and consequences.

The Company revised its disclosure pursuant to Comment #9. Please refer to the registration statement filed concurrently herewith as the Amendment.

We have no patent protection and may not be able to protect our proprietary rights, page 10

10. We note your disclosure that Ms. Chardi is currently working with your product formulator on your products. Please expand this risk factor addressing any risks relating to the fact that your product formulator has not entered into a contract governing the protection of your intellectual property.

The Company revised its disclosure pursuant to Comment #10. Please refer to the registration statement filed concurrently herewith as the Amendment.

Use of Proceeds, page 20

11. We note that your disclosure here and in the summary only describes the use of proceeds to pay for costs associated with this offering. Please provide details regarding the use of proceeds to pursue your business plan.

The Company revised its disclosure pursuant to Comment #11. Please refer to the registration statement filed concurrently herewith as the Amendment.

12. We note that there is no minimum number of shares of common stock that must be sold in order for the offering to close. Please disclose here the intended use of proceeds if 25%, 50%, 75%, or 100% of the proceeds are raised. If any additional funds will be needed to accomplish the goals listed, then state the amount and source of other funds. Please disclose the order of priority for your intended use of proceeds. Please refer to Instruction 1 to Item 504 of Regulation S-K.

The Company revised its disclosure pursuant to Comment #12 by significantly expanding the disclosures in the Use of Proceeds section. Please refer to the registration statement filed concurrently herewith as the Amendment.

The Offering, page 20

13. We note that you may extend the offering period by 180 days in your sole discretion if all 2,750,000 shares are not sold within 180 days of effectiveness. Please clarify the circumstances or what factors you will consider in your decision to extend or not extend your offering period.

The Company revised its disclosure with respect to Comment #13. Please see the registration statement filed concurrently herewith as the Amendment.

Dilution, page 22

14. Please include disclosures showing the amount of dilution to new investors if only 75%, 50% or 25% of the offering is sold.

The Company revised its disclosure pursuant to Comment #14 showing the amount of dilution to new investors if only 75%, 50%, and 25% of the offering is sold. Please refer to the registration statement filed concurrently herewith as the Amendment.

United States Securities and Exchange Commission

March 9, 2017

Management’s Discussion and Analysis or plan of Operation, page 25

15. You state in the fourth paragraph on page 26 that you should be able to proceed with your business plan if you are able to secure at least 50% or more of your capital needs. In the second to last paragraph on page 27 you state that even if you are able to reach 60% of your capital goals you will not be able to pursue your scheduled goals and in the last paragraph on page 27 you state that you will not be able to pursue your business plan unless you raise funds in excess of the offering proceeds. Please reconcile these disclosures and, here and in your prospectus summary, clearly state the minimum amount of proceeds from this offering and/or from additional financing that you anticipate you must receive in order to begin operations. We note your disclosure in the first paragraph on page 33.

The Company revised its disclosure pursuant to Comment #15 reconciling the disclosures in the sections described above and in the prospectus summary. Please refer to the registration statement filed concurrently herewith as the Amendment.

16. Please describe in greater detail your specific plan of operation for the next twelve months and the steps involved in each stage of development. For instance, you state in Phase 1 on page 27 that you will implement an online marketing program using social media sites. It is unclear what that program may entail and how you intend to achieve it within 4 months considering your sole officer, Ms. Chardi, has no apparent experience in online marketing. This is just an example. Additionally, please disclose how you will allocate capital to your operations at various levels of funding.

The Company revised its disclosure pursuant to Comment #16. Please refer to the registration statement filed concurrently herewith as the Amendment.

Business, page 32

17. We note that you retained two consultants who are assisting Ms. Chardi in developing your hair care line and on whom you appear to significantly rely in developing your business. Please disclose the identity of these consultants and summarize the material terms of your agreements with the consultants. Please also file the agreements as exhibits to your registration statement or tell us why you are not required to do so.

The Company revised its disclosure with respect to Comment #17. Please see the registration statement filed concurrently herewith as the Amendment.

18. You disclose that your products use a blend of sixteen different raw materials and that in addition to this offering you will need an additional $50,000 to $100,000 in funding to source raw materials and implement marketing. Please discuss your sources and availability of raw materials and the names of principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

The Company revised its disclosure with respect to Comment #18. Please see the registration statement filed concurrently herewith as the Amendment.

Products, page 33

19. Please provide the name of the product formulator and clarify the current scope of involvement in product development and otherwise by the product formulator.

The Company revised its disclosure pursuant to Comment #19. Please refer to the registration statement filed concurrently herewith as the Amendment.

United States Securities and Exchange Commission

March 9, 2017

Property, page 36

20. We note your disclosure that Ms. Chardi provides you the office space free of charge. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website. Please file as an exhibit to the registration statement a written description of your oral agreement with Ms. Chardi.

Currently, no written or oral agreement exists between Ms. Chardi and the Company to use the space in question. Even if an agreement did exist, the lease would be in the ordinary course of business and would be immaterial as the space is provided free of charge. Therefore, Regulation S-K does not require such contract to be filed because it is not a material contract. The Company revised its disclosure to clarify the foregoing pursuant to Comment #20. Please refer to the registration statement filed concurrently herewith as the Amendment.

Certain Relationships and Related Transactions, page 40

21. We note your references on page 30 and in Note 6 and Note 8 to your financial statements on pages F-9 and F-10 to various loan agreements. Please ensure that you provide disclosures required by Item 404 of Regulation S-K.

The Company revised its disclosure with respect to Comment #21. The loan agreements referenced in this Comment # 21 are with nonrelated parties and therefore are not subject to Item 404 disclosure. The original disclosure was made in an abundance of caution for purposes of transparency by the Company and has been corrected. Please refer to the registration statement filed concurrently herewith as the Amendment.

22. Please identify the party that made the $5,444 loan agreement referenced on page 35 (sic page 40).

The Company revised its disclosure with respect to Comment #22. The loan agreement referenced pursuant to this comment was with a nonrelated party and not subject to Item 404 disclosure. The original disclosure was in error. Please see the registration statement filed concurrently herewith as the Amendment.

Plan of Distribution, page 44

23. Your disclosure on page 3 and Exhibit A of the Escrow Agreement states that the subscription funds will be held in a noninterest bearing account pending the completion of the offering. However, this is inconsistent with your disclosure on page 45 that the funds will be released to ABP as received and cleared from the Fund Retention Account. Please reconcile these inconsistencies.

The Company revised its disclosure pursuant to Comment #23 to reconcile the inconsistencies. Please refer to the registration statement filed concurrently herewith as the Amendment.

24. Please summarize the material terms of the escrow arrangement. Please expand upon your disclosure to:

•

Describe the material rights and obligations of the parties to the agreement;

•

Describe the potential consequences of the escrow arrangements to subscribers in this offering;

•

Indicate when and pursuant to what criteria your fund retention agent will release funds;

•

Discuss the termination provisions; and

•

Indicate whether any claims may be made against the funds held in trust, including claims by your creditors, Ms. Nguyen or Ms. Nguyen’s creditors.

The Company expanded its disclosure to address all points in Comment #24. Please refer to the registration statement filed concurrently herewith as the Amendment.

United States Securities and Exchange Commission

March 9, 2017

Financial Statements

Note 8 – Subsequent Events, page F-10

25. You indicate that you evaluated subsequent events occurring after March 31, 2016 through the date that these financial statements were made available. Please revise your disclosure to also specifically disclose the date that these financial statements were made available for issuance. Please similarly revise your disclosure in the interim financial statements on page F-17. Please refer to ASC 855-10-50-1.

The Company revised its disclosure pursuant to Comment #25. The Company has complied with ASC 855-10-50-1 and as an SEC filer it is not required to disclose such information in its financial statements or footnotes. Please see the registration statement filed concurrently herewith as the Amendment.

Item16 Exhibits, page II-2

26. We note your reference to several loans on page 30 and in Note 6 and Note 8 to your financial statements. Please file as exhibits these loan agreements. See Item 601(b)(10) of Regulation S-K. If any agreements were made pursuant to oral contracts, please file a written description of the arrangement as an exhibit. For further guidance, please refer to Question 146.04 of our Regulation S-K Compliance Disclosure and Interpretations

The Company revised its disclosure with respect to Comment #26. The Company believes these agreements are in the ordinary course of business and does not believe these agreements are material. Therefore, Item 601(b)(10) does not require these agreements to be filed. Please refer to the registration statement filed concurrently herewith as the Amendment.

27. Please file as exhibits any agreement(s) pursuant to which you acquired your product formula, raw product inventory, batch-making instructions and recipes, manufacturing processes, product artwork and detailed marketing plan. See Item 601(b)(10) of Regulation S-K.

The Company does not have any written or oral agreements with respect to the acquisition of its product formula, raw product inventory, batch-making instructions and recipes, manufacturing processes, product artwork and marketing plan. In any event, had such contracts been executed, they would be immaterial in amount because the purchase price would have been $0.00. Item 601(b)(10) of Regulation S-K does not require contracts that are “immaterial in amount” to be filed. (.

28. We note that your exhibit index includes Exhibits 3.1 and 3.2. Please file those exhibits with your next amendment.

The Company will file Exhibits 3.1 and 3.2 with its Amendment pursuant to Comment #28. Please refer to the registration statement filed concurrently herewith as the Amendment.

United States Securities and Exchange Commission

March 9, 2017

In connection with this letter, the Company hereby acknowledges the following through a separate certification signed by the Company’s President, Ms. Barbara Chardi, (a copy of which is attached to this letter):

1.

The Company and its management are responsible for the adequacy and accuracy of the disclosures in the filing;

2.

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very truly yours,

/s/ Jessica Nguyen Law

________________________

Jessica Nguyen Law

cc:

Barbara Chardi

Allegro Beauty Products, Inc.

Attachment to

Jessica Nguyen Law Letter

Dated March 9, 2017

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Barbara Chardi

Barbara Chardi, President, Chief Executive Officer and

Chief Financial Officer

Allegro Beauty Products, Inc.